SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated September 28, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

 By letter dated September 28, 2017, the company reported that its Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting, to be held on October 31, 2017, at 12:00 noon, at its registered office, Bolívar 108, 1st Floor, City of Buenos Aires.

In addition, notice is given that the following items, inter alia, will be dealt with in addition to those proper of the ordinary shareholders’ meeting regarding consideration of the balance sheet closed as of June 30, 2017:
       -Treatment of amounts paid as personal asset tax levied on the shareholders.

-Payment of a cash dividend for up to $1,400,000,000.

-Creation of a new Global Note Program for the issuance of simple, non-convertible notes, secured or not, or guaranteed by third parties, for a maximum outstanding amount of up to US$ 350,000,000 (three hundred and fifty million US dollars) (or its equivalent in any other currency) pursuant to the provisions set forth in the Negotiable Obligations Law No. 23,576, as amended and supplemented (the “program”) due to the expiration of the program currently in force.

-Consideration of (i) delegation to the board of directors of the broadest powers to determine all the program’s terms and conditions not expressly approved by the shareholders’ meeting as well as the time, amount, term, placement method and further terms and conditions of the various series and/or tranches of notes issued thereunder; (ii) authorization for the board of directors to (a) approve, execute, grant and/or deliver any agreement, contract, document, instrument and/or security related to the creation of the program and/or the issuance of the various series and/or tranches of notes thereunder; (b) apply for and secure authorization by the Argentine Securities Commission to carry out the public offering of such notes; (c) as applicable, apply for and secure before any authorized securities market of Argentina and/or abroad the authorization for listing and trading such notes; and (d) carry out any proceedings, actions, filings and/or applications related to the creation of the program and/or the issuance of the various series and/or tranches of notes under the program; and (iii) authorization for the board of directors to sub-delegate the powers and authorizations referred to in items (i) and (ii) above to one or more of its members.

The notice of call to the General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 31, 2017, at 12:00 noon, at the Company’s registered office, Bolívar 108, 1st Floor, City of Buenos Aires is transcribed below.

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
Registered with the Superintendency of Corporations on June 23, 1943 under No. 284, Page 291, Book 46, Volume A, hereby calls its shareholders to attend a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 31, 2017, at 12:00 noon, at its registered office located at Bolívar 108 1st Floor, City of Buenos Aires, to deal with the following Agenda:
1.
APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETINGS’ MINUTES.
2.
CONSIDERATION OF DOCUMENTS CONTEMPLATED IN SECTION 234, PARAGRAPH 1, OF LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
3.
ALLOCATION OF NET INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2017 FOR $3,481,032,590. PAYMENT OF CASH DIVIDEND FOR UP TO $1,400,000,000.
4.
CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
5.
CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
6.
CONSIDERATION OF COMPENSATION FOR $30,848,151 PAYABLE TO THE BOARD OF DIRECTORS FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
7.
CONSIDERATION OF COMPENSATION FOR $600,000 PAYABLE TO THE SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
8.
CONSIDERATION OF APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS DUE TO EXPIRATION OF TERM.
9.
APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR.
10.
APPROVAL OF COMPENSATION FOR $9,429,573 PAYABLE TO CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
11.
APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR.
12.
TREATMENT OF AMOUNTS PAID AS PERSONAL ASSET TAX LEVIED ON THE SHAREHOLDERS.
13.
CONSIDERATION OF CREATION OF A NEW GLOBAL NOTE PROGRAM FOR THE ISSUANCE OF SIMPLE, NON-CONVERTIBLE NOTES, SECURED OR NOT, OR GUARANTEED BY THIRD PARTIES, FOR A MAXIMUM OUTSTANDING AMOUNT OF UP TO US$ 350,000,000 (THREE HUNDRED AND FIFTY MILLION US DOLLARS) (OR ITS EQUIVALENT IN ANY OTHER CURRENCY) PURSUANT TO THE PROVISIONS SET FORTH IN THE NEGOTIABLE OBLIGATIONS LAW NO. 23,576, AS AMENDED AND SUPPLEMENTED (THE “PROGRAM”) DUE TO THE EXPIRATION OF THE PROGRAM CURRENTLY IN FORCE.
14.
CONSIDERATION OF (I) DELEGATION TO THE BOARD OF DIRECTORS OF THE BROADEST POWERS TO DETERMINE ALL THE PROGRAM’S TERMS AND CONDITIONS NOT EXPRESSLY APPROVED BY THE SHAREHOLDERS’ MEETING AS WELL AS THE TIME, AMOUNT, TERM, PLACEMENT METHOD AND FURTHER TERMS AND CONDITIONS OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES ISSUED THEREUNDER; (II) AUTHORIZATION FOR THE BOARD OF DIRECTORS TO (A) APPROVE, EXECUTE, GRANT AND/OR DELIVER ANY AGREEMENT, CONTRACT, DOCUMENT, INSTRUMENT AND/OR SECURITY RELATED TO THE CREATION OF THE PROGRAM AND/OR THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES THEREUNDER; (B) APPLY FOR AND SECURE AUTHORIZATION BY THE ARGENTINE SECURITIES COMMISSION TO CARRY OUT THE PUBLIC OFFERING OF SUCH NOTES; (C) AS APPLICABLE, APPLY FOR AND SECURE BEFORE ANY AUTHORIZED SECURITIES MARKET OF ARGENTINA AND/OR ABROAD THE AUTHORIZATION FOR LISTING AND TRADING SUCH NOTES; AND (D) CARRY OUT ANY PROCEEDINGS, ACTIONS, FILINGS AND/OR APPLICATIONS RELATED TO THE CREATION OF THE PROGRAM AND/OR THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES UNDER THE PROGRAM; AND (III) AUTHORIZATION FOR THE BOARD OF DIRECTORS TO SUB-DELEGATE THE POWERS AND AUTHORIZATIONS REFERRED TO IN ITEMS (I) AND (II) ABOVE TO ONE OR MORE OF ITS MEMBERS.
15.
AUTHORIZATIONS FOR CARRYING OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION AND THE ARGENTINE SUPERINTENDENCY OF CORPORATIONS.

Note: The Registry of the Company’s book-entry shares is kept by Caja de Valores S.A. (CVSA) domiciled at 25 de Mayo 362, City of Buenos Aires. Therefore, in order to attend the Shareholders’ Meeting, evidence is to be obtained of the account of book-entry shares kept by CVSA which should be submitted for deposit at Florida 537, Floor 18, City of Buenos Aires (4323-4000) from 10:00 am to 4:00 pm no later than October 25, 2017. An acknowledgement of admission to the Shareholders’ Meeting shall be furnished. Upon dealing with items 12, 13 and 14, the Shareholders’ Meeting will qualify as an extraordinary meeting and a 60% quorum will be required. Pursuant to Section 22, Chapter II, Title II of the CNV Rules (2013 revision) upon registration for attending the meeting, the shareholders shall provide the following data: first and last name or full corporate name; identity document type and number in the case of physical persons, or registration data in the case of artificial persons, specifying the Register where they are registered and their jurisdiction and domicile, and indicating their nature. Identical data shall be furnished by each person who attends the Shareholders’ Meeting as representative of any shareholder, including their capacity. Pursuant to the provisions of Section 24, 25 and 26, Chapter II, Title II of the CNV Rules (RG 687 revision) shareholders who are artificial persons or other legal vehicles shall identify their final beneficial holders by providing their full name, nationality, place of residence, date of birth, identity document or passport, taxpayer registration number (CUIT), employee registration number (CUIL), or other form of tax identification, and profession. In the case of artificial persons organized abroad, the instrument evidencing their registration pursuant to Sections 118 or 123 of Law No. 19,550, as applicable, shall be filed in order to attend the meeting. The representation shall be exercised by the legal representative registered in the applicable Public Register or a duly appointed agent. If any equity interests are held by a trust or similar vehicle, a certificate shall be filed identifying the trust business giving rise to the transfer, including full name or corporate name, domicile or establishment, identity document or passport number or data evidencing registration, authorization or incorporation of the trustor(s), trustee(s) or persons in equivalent capacities, and residual beneficiaries and/or beneficiaries or persons in equivalent capacities, according to the legal system that governed the act, agreement and/or evidence of registration of the agreement with the public Register of Commerce, as applicable. If the equity interests are held by a foundation or similar vehicle, whether public or private, the same data as those mentioned in the previous paragraph shall be included with respect to the founder or, if different, the person who made the contribution or transfer to such estate. The representation shall be exercised by the person who manages the estate, in the case of a trust or similar vehicle, and the person exercising the legal representation in the other cases, or a duly appointed agent. Eduardo Sergio Elsztain. Chairman.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: September 28, 2017